July 31, 2018

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Celeste M. Murphy
Paul Fisher
Terry French
Claire DeLabar

Re:	Arlo Technologies, Inc.
Registration Statement on Form S-1
Initially Filed July 6, 2018
File Number 333-226088

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the several underwriters (the “Representatives”), hereby join in the request of Arlo Technologies, Inc. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-226088) (as amended, the “Registration Statement”), relating to a public offering of shares of the Registrant’s shares of common stock, par value $0.001, so that the Registration Statement may be declared effective on August 2, 2018, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable. The undersigned, as the Representatives of the underwriters, confirm that they are aware of their obligations under the Securities Act.

In connection with the above-captioned Registration Statement, we wish to advise that between July 23, 2018 and the date hereof, approximately 1,277 copies of the Preliminary Prospectus dated July 23, 2018 were distributed as follows: approximately 1,227 to institutional and retail investors; and approximately 50 to prospective underwriters, prospective dealers and others.

The undersigned, as Representatives of the underwriters, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

(Signature page follows)

Very truly yours,

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Michael Liola
Authorized Signatory

By:	DEUTSCHE BANK SECURITIES INC.

By:	/s/ Francis Windels
Authorized Signatory

By:	/s/ Ben Darsney
Authorized Signatory

Signature Page to Acceleration Request Letter